Exhibit 99.1

CI FINANCIAL CORP.

ANNUAL INFORMATION FORM

March 1, 2021

CI FINANCIAL CORP.

ANNUAL INFORMATION FORM
March 1, 2021

( i )

( ii )

Explanatory notes

Unless otherwise stated, the information in this annual information form is presented as of December 31, 2020 and all references to the Corporation’s fiscal year are to the year ended December 31, 2020.

In this annual information form, unless the context otherwise requires, all references to the “Corporation” are to CI Financial Corp. and, as applicable, its predecessors CI Financial Income Fund and CI Financial Inc. and references to “CI” or the “CI Group” are to the Corporation and its predecessors together with the entities and subsidiaries controlled by it and its predecessors.

Forward-looking information

This annual information form contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

For a more complete discussion of the risk factors that may impact actual results, please refer to the “Risk Management” section of the Management’s Discussion and Analysis accompanying the Corporation’s annual financial statements.

CORPORATE STRUCTURE

Name, Address and Formation

The Corporation is the successor to CI Financial Income Fund (the “Fund”), following the completion of the conversion of the Fund from an income trust to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”) on January 1, 2009 (the “Conversion”). The Fund had been created effective June 30, 2006 when CI Financial Inc. converted to an income trust. The Conversion effectively reversed this income trust conversion.

The Corporation was incorporated under the OBCA on November 12, 2008 and did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented.

On April 20, 2017, at the Annual and Special Meeting of Shareholders, shareholders confirmed the adoption of By-Law No. 2 of the Corporation, previously approved by the Board on February 16, 2017, amending the Corporation’s By-Law No. 1 to increase the quorum requirement for meetings of Shareholders to two persons present in person or by proxy holding or representing not less than 25% of the outstanding Shares of the Corporation entitled to vote at the meeting;

The registered and head office of the Corporation is 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7.

Intercorporate Relationships

The principal business of the Corporation is carried on through its principal subsidiaries, CI Investments Inc. and Assante Wealth Management (Canada) Ltd. (“AWM”). The Corporation also operates in Canada through certain other subsidiaries including, but not limited to, CI Private Counsel LP (“CIPC”), Marret Asset Management Inc. (“Marret”), CI Investment Services Inc. (“CIIS”), WealthBar Financial Services Inc. (“WealthBar”) and Aligned Capital Distribution Inc. (“Aligned Capital”). It operates in Australia through GSFM Pty Limited (“GSFM”). In 2019 the Corporation began an acquisition strategy for U.S. registered investor advisory (“RIA”) firms. To date, the Corporation has acquired interests in 13 RIAs either directly, or indirectly.

The table below shows the principal entities controlled by the Corporation as at December 31, 2020, including (i) the percentage of votes attaching to all voting securities of the entity beneficially owned, controlled or directed by the Corporation, and (ii) the jurisdiction of incorporation or formation:

Entity	Jurisdiction	Ownership %
CI Investments Inc.	Ontario	100%

Assante Wealth Management (Canada) Ltd.	Canada	100%

Corporate Chart

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Change in Assets

Over the past three years, assets under management decreased by $8.0 billion or 5.7% to $135.1 billion as at December 31, 2020. Wealth management assets increased by $53.8 billion or 126.0% to $96.5 billion.

Acquisition of U.S. Registered Investment Advisors

In 2020, the Corporation entered the RIA market, completing the acquisition of interests in 13 firms (including three acquisitions by affiliated RIAs). These acquisitions represent a key initiative supporting CI’s strategic priorities of globalizing the firm and expanding its wealth management platform. The Corporation has targeted high-quality firms in the RIA sector because of the sector’s rapid growth, CI’s belief in the continuing value of personalized advice, and the focus of many RIAs on providing comprehensive investment and wealth planning solutions, which creates strong relationships with clients.

As at December 31, 2020, CI had U.S. wealth management assets of $29.2 billion through direct and indirect interests in 13 firms.

The Corporation announced on January 25, 2021, that it had agreed to acquire Segall Bryant & Hamill, LLC (“SBH”) an RIA and investment management firm headquartered in Chicago with assets under management and administration of $29.4 billion as at December 31, 2020. Founded in 1994, SBH serves a broad array of wealth management, intermediary and institutional clients from offices in Chicago, Denver, Philadelphia, St. Louis and Naples, Florida. The transaction is scheduled to close in the second quarter of 2021.

For more information on the RIA acquisitions, please refer to the section entitled “Wealth Management – United States”.

Corporate Rebranding

During 2020, the Corporation initiated a company wide rebranding with the goal of more effectively communicating the breadth and depth of CI’s capabilities as an integrated global asset and wealth management company. The rebranding introduced updated names and logos to provide consistency across the CI Group, improve the client experience, and increase the return on CI’s overall marketing activities. The rebrand is accompanied by organizational changes in certain areas to enhance CI’s operations.

Under the rebrand:

•	Assante Wealth Management was rebranded CI Assante Wealth Management while retaining the legal name Assante Wealth Management (Canada) Limited.

•	BBS Securities Inc. was renamed CI Investment Services Inc.

•	WealthBar Financial Services Inc. adopted the business name CI Direct Investing. CI also intends to combine Virtual Brokers with the WealthBar operations so that CI’s online investment platforms both operate under the CI Direct Investing banner.

•	The CI Private Wealth brand was introduced and will replace the Stonegate Private Counsel brand in 2021. CI also intends to use CI Private Wealth to represent its wealth management business in the United States.

•	CI Investments Inc. adopted the business name CI Global Asset Management (“CI GAM”). As part of this, CI GAM announced its intention to phase out the brands for its in-house boutique investment teams (Cambridge Global Asset Management, Harbour Advisors, Sentry Investment Management and Signature Global Asset Management) and for those investment professionals to operate under the CI GAM name. This is expected to result in increased collaboration and information sharing across the firm and to allow investors to benefit from the full spectrum of capabilities within CI GAM. There were no changes to portfolio management assignments on any mandates as a result of the rebrand.

New York Stock Exchange Listing

As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. The Corporation sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and gain a more practical ability to provide a component of consideration for acquisitions in the U.S. The listing supports the Corporation’s strategic priorities of globalizing the firm and expanding its wealth management platform.

CFO Succession

On November 13, 2020, the Corporation announced that Chief Financial Officer Douglas Jamieson had informed the Corporation of his intention to resign from his position, and that a search for a successor had been initiated. Mr. Jamieson and the Corporation agreed that he would remain in his current position until an orderly transition of his responsibilities could be completed.

Acquisition of Aligned Capital Partners

On October 19, 2020, the Corporation completed the acquisition of a majority interest in Aligned Capital Partners Inc., a full-service investment advisory firm based in Burlington, Ontario with over 200 financial advisors across Canada administering approximately $12.2 billion in assets (as at December 31, 2020). The transaction supports CI’s strategic priority of expanding its wealth management platform.

Acquisition of the Outstanding Minority Interest in WealthBar

On May 21, 2020, the Corporation announced that it had increased its ownership of WealthBar Financial Services Inc. to 100% by acquiring the remaining 25% minority interest. The transaction will allow WealthBar to eventually be combined with Virtual Brokers to create an integrated online investment platform called CI Direct Investing (as discussed above in the section “Corporate Rebranding”).

Acquisition of WisdomTree

On February 19, 2020, the Corporation announced it had completed the acquisition of all of the issued and outstanding shares of WisdomTree Asset Management Canada, Inc. (“WisdomTree Canada”), the investment fund manager of WisdomTree’s Canadian exchange-traded funds. As a result of the transaction, CI added 14 Toronto Stock Exchange-listed exchange-traded funds with $972 million in assets (as of February 29, 2020) to its current ETF family. The WisdomTree Canada ETFs were rebranded CI WisdomTree ETFs and WisdomTree will continue as the index provider for the WisdomTree Canada ETFs that currently track WisdomTree’s proprietary indexes.

CEO and President Succession

On April 16, 2019, the Corporation announced Mr. Peter Anderson had made the decision to retire from his role as Chief Executive Officer and President no later than June 30, 2020. On June 24, 2019, it was announced that, effective that day, Darie Urbanky would succeed Mr. Anderson in the role of President of the Corporation. Subsequently, on August 6, 2019, the Corporation announced that Mr. Kurt MacAlpine would succeed Mr. Anderson in the role of Chief Executive Officer, effective September 1, 2019.

Mr. MacAlpine has valuable broad and deep experience and insight into the North American and global wealth and asset management sectors, having served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and, previously, as Leader of the North American Asset Management Practice at McKinsey & Company.

With the support of the board of directors, Mr. MacAlpine outlined his strategic priorities for CI: Modernize CI’s asset management business, Expand CI’s wealth management platform and Globalize the Company, as well as the four key elements that would serve as CI’s strategic foundation, namely: People, Technology, Speed and Financial Strength.

Retirement of President

On December 10, 2018, the Corporation announced that Sheila Murray, President of the Corporation, would be retiring effective March 31, 2019. She remains a member of the board of directors of the Corporation following her retirement.

Acquisition of WealthBar

On January 23, 2019, the Corporation completed its acquisition of a 75% stake in WealthBar, a leading Canadian online wealth management and financial planning platform. WealthBar has a digital advice platform with industry-leading tools and services. WealthBar builds on the Corporation’s investment in its comprehensive digital strategy and continued innovation across the CI Group.

Industry Recognition

CI GAM continued to receive industry recognition for performance. From 2018-20, CI GAM received 96 FundGrade A+ Awards and 22 Lipper Fund Awards.

DESCRIPTION OF THE BUSINESS

General

The Corporation is an independent company offering global asset management and wealth management advisory services. CI is well diversified by region, with operations in Canada, the United States and Australia, and by lines of business within asset and wealth management. As at December 31, 2020, CI managed and advised on approximately $231.5 billion in assets.

CI operates through two reportable business segments: Asset Management and Wealth Management.

Asset Management

CI GAM – One of the largest investment management firms in Canada, managing approximately $122.6 billion, and offering a broad range of investment products and services. CI GAM is CI’s largest subsidiary by assets and revenues.

GSFM Pty Limited (“GSFM”), Melbourne – An investment fund manager operating in the retail and institutional markets in Australia and New Zealand. It has approximately $7.0 billion in assets under management. CI owns a majority interest in the firm.

Marret Asset Management Inc. (“Marret”), Toronto – A boutique investment manager focused on fixed-income investing. CI owns a majority interest in Marret.

Wealth Management

Canada

Assante Wealth Management (Canada) Limited – An investment advisory firm with more than 850 advisors across Canada overseeing approximately $54 billion on behalf of Canadian investors.

Aligned Capital Partners Inc. – A full-service broker with approximately 200 advisors across Canada and approximately $12 billion in assets under advisement. CI owns a majority interest in the firm.

CI Private Counsel LP – A wealth management firm that provides discretionary investment management and other services to high-net-worth and ultra-high-net-worth individuals and families through its Assante Private Client and Stonegate Private Counsel (“Stonegate”) divisions. Stonegate is transitioning to operating under the CI Private Wealth brand.

CI Investment Services Inc. (formerly BBS Securities Inc.) – A broker-dealer providing brokerage, custody and technology solutions to institutional clients.

WealthBar Financial Services Inc., operating as CI Direct Investing – A digital investment and advice platform.

United States

CI’s U.S. wealth management business includes the following RIA firms:

Balasa Dinverno Foltz LLC (“BDF”), Itasca, IL – CI holds 100% ownership of BDF, which advises on $6.7 billion from offices in Chicago and area.

Bowling Portfolio Management LLC (“Bowling”), Cincinnati, OH – CI holds 100% of Bowling, which advises on approximately $600 million in assets.

The Cabana Group, LLC (“Cabana”), Fayetteville, AR – Cabana oversees approximately $2.2 billion in assets. CI owns a minority interest in Cabana, which also manages the Cabana Target Drawdown series of ETFs and separately managed portfolios. Cabana also has an office in Plano, TX.

Congress Wealth Management, LLC (“Congress”), Boston, MA – CI owns a minority interest in Congress, which advises on approximately $3.6 billion in assets. Congress also has offices in Westport, CT, Scottsdale, AZ, and Orange City and Avila Beach, CA.

Doyle Wealth Management, LLC (“DWM”), St. Petersburg, FL – CI holds 100% of DWM, which advises on approximately $1.6 billion in assets for clients in the Tampa Bay region.

One Capital Management LLC (“OCM”), Westlake Village, CA – CI owns a majority interest in OCM, which advises on approximately $3.3 billion in assets. OCM also has an office in Santa Barbara, CA.

Roosevelt Investment Group, LLC (“Roosevelt”), New York, NY – Roosevelt advises on approximately $3.8 billion in assets and is 100% owned by CI.

RGT Wealth Advisors, LLC (“RGT”), Dallas, TX – CI owns a majority interest in RGT, an RIA with $6.1 billion in assets.

Stavis & Cohen Private Wealth LLC (“Stavis”), Houston, TX – CI owns a majority interest in Stavis, which advises on approximately $800 million in assets.

Surevest LLC (“Surevest”), Los Angeles, CA – Surevest advises on approximately $600 million in assets from offices in Los Angeles and Phoenix. CI owns a majority interest in the firm.

Corporate Strategy

In November 2019 Chief Executive Officer Kurt MacAlpine introduced a new strategy for the Corporation, based on three strategic priorities: Modernize CI’s asset management business, expand CI’s wealth management platform, and globalize the company. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.

Modernizing asset management: The industry is changing at an increasingly fast pace due to evolving demographics, shifts in investor preferences, changing client expectations for service, and regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.

Expanding the wealth management platform: CI believes that the role of the financial advisor is more important today than ever before, as consumers’ lives become more complex and more digital. CI has extensive experience and capabilities in wealth management and expects to grow these capabilities in Canada and in the United States through RIAs.

Globalizing the company: Scale has become increasingly important in asset and wealth management and difficult to achieve in Canada alone. Expanding beyond Canada allows CI to support investors internationally and to access global talent.

The Corporation’s key initiatives are undertaken in support of one or more of the strategic priorities.

Asset Management Segment

Summary

CI’s asset management operations are conducted through its subsidiaries CI GAM, Marret (collectively, “Fund Managers”), and GSFM. The Fund Managers’ products and services are offered exclusively in Canada, while GSFM offers investment products to investors in Australia and New Zealand. Assets under management by CI’s U.S. subsidiaries are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services.

The asset management segment, which derives its revenues principally from the fees earned on the management of investment funds and discretionary accounts, generates the majority of CI’s income. As a result, CI’s financial results are driven primarily by the level of its assets under management, which are in turn driven by the returns earned by its funds and the net sales of the funds.

Financial information regarding the Asset Management segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2020 and the related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com.

As at December 31, 2020, CI had $135.1 billion in assets under management. Excluding CI’s U.S. subsidiaries, assets under management were $129.6 billion.

CI offers a comprehensive product lineup diversified by portfolio manager, asset class, geographic region, investment approach, and by platform, including various classes of mutual funds, segregated funds, private pools, liquid alternatives, and exchange-traded funds.

All the CI funds, with the exception of the GSFM Funds, are collectively hereafter referred to as the “Managed Funds.” For more information about GSFM, please refer to the “International Operations” section.

Products and Services

Managed Funds

As at December 31, 2020, the Fund Managers managed over 200 core mutual/pooled funds and over 60 exchange-traded funds, closed-end investment funds or limited partnerships. The Managed Funds are sold or available for sale in all provinces and territories of Canada, and are offered primarily through investment dealers, mutual fund dealers, and insurance advisors, including financial advisors with AWM, Aligned Capital and CIPC. CI also distributes its products through the institutional investment marketplace.

The majority of the Managed Funds are managed by in-house portfolio managers who are employees of CI GAM. Certain other Managed Funds are managed by Marret, or third-party investment advisory firms. All of the portfolio managers are supported by a team of marketing, administrative and technical specialists.

The diversity of the Managed Funds allows CI to appeal to a wide variety of investors. In keeping with CI’s strategy of modernizing its asset management, CI continues to modify its lineup, including introducing new products, to continue to meet the changing needs of advisors and investors.

Management of the Managed Funds

The Fund Managers are promoters and managers of each of their respective Managed Funds. Each Fund Manager provides, or arranges for the provision of, all of the management services required by the Managed Funds managed by it, including management of investment portfolios, marketing, keeping of securityholder records and accounts, reporting to securityholders and processing transactions relating to the purchase, transfer and redemption of securities of such Managed Funds.

The Fund Managers have each entered into management agreements with each of their respective Managed Funds. For the management and administrative services provided to each Managed Fund, the relevant Fund Manager is generally paid a fee based on the average daily net asset value of each of such Managed Fund. The net asset value of a Managed Fund depends primarily on the market value of its portfolio investments. The management fees paid to the Fund Managers are comparable to other management fees charged in the Canadian investment fund industry.

In general, with the exception of certain ETFs, the Managed Funds are responsible for their own administrative and operating expenses including, without limitation, audit and legal fees, registry and transfer agency fees, custodian fees, portfolio and investment costs, expenses relating to communication with securityholders, all costs imposed by statute or regulation, and applicable Goods and Services Tax and Harmonized Sales Tax, where applicable. CI GAM has agreed to bear all of the operating expenses of the open-end mutual funds and ETFs managed by it (other than certain taxes, borrowing costs, new governmental fees and forward contract costs) in return for fixed annual administration fees.

Portfolio Managers

The Fund Managers currently use in-house and third-party portfolio managers to provide investment advice in respect of the investment portfolios of the Managed Funds. In certain circumstances, the Fund Managers have engaged third-party portfolio management firms for the provision of investment advice. In general, the Fund Managers pay third-party investment management firms an annual fee equal to a percentage of the net asset value of the Managed Funds for which they provide services. Generally, these rates are reduced as the net asset value exceeds certain specified levels.

CI GAM is committed to responsible investing. It is a signatory to the United Nations-supported Principles for Responsible Investment, as well as an Associate Member of the Responsible Investment Association, Canada’s membership association for responsible investment. CI GAM has a Responsible Investment Policy under which its in-house portfolio managers are required to integrate environmental, social and governance factors into their decision-making process when making investments for the Managed Funds.

Distribution and Marketing of the Managed Funds

Like other asset management companies not affiliated with financial institutions, the Fund Managers rely on investment dealers and mutual fund dealers for the sale of securities of the Managed Funds. CI also has relationships with life insurance agents who are licensed to sell mutual funds and who sell individual variable annuity contracts and variable annuity policies (segregated funds) administered by CI.

The management of CI believes that the following are important factors of the asset management segment: diversity of products offered by the CI Group; experience of the investment managers of the Managed Funds; service levels provided to the dealer and the investor; and performance of the Managed Funds. CI GAM focuses on service and assistance to dealers and agents who are selling the Managed Funds, including providing information and analysis of the Managed Funds, materials to communicate the important features of the Managed Funds to investors, information about the investment managers’ approach and views, along with general information about financial markets, the industry, practice management, and tax, retirement and estate planning matters.

With the exception of ETFs, the Fund Managers generally pay trailer fees to assist dealers in providing ongoing service to clients. These fees are payable to dealers in respect of their sales representatives who have client assets in qualifying Managed Funds throughout a calendar month. Payment is made either monthly or quarterly and is equal to a percentage of the total client assets of such sales representatives throughout the month.

CI GAM will also assist dealers and their representatives in marketing the Managed Funds. This marketing assistance is subject to regulatory requirements and may be discontinued or modified at any time.

Sales Charges Relating to the Distribution of the Managed Funds

For certain Managed Funds, investors may choose to purchase securities under the deferred sales charge method or under the initial sales commission method.

In general, if the investor purchases under the deferred sales charge method, no initial commission is paid, the entire investment is invested in securities and, upon redemption within seven years of purchase, a redemption fee will be deducted from the proceeds of redemption. If the investor purchases securities of the Managed Funds under the initial sales commission method, a sales commission is paid at the time of purchase and no commission is charged at the time of redemption.

Specialized Skill and Knowledge

The Fund Managers have highly skilled and experienced employees necessary to meet the challenges of the evolving asset management industry. CI believes it has the expertise to meet the investment needs of its clients, develop new products, increase market share penetration through targeting of knowledgeable, successful investment dealers, mutual fund dealers and life insurance agents and other alternative distribution channels, and enhance investor awareness. CI continues to offer a wide range of investment products that are managed by a diversified group of investment advisors and build on its strength in both international and domestic equity, income, balanced fund products and other investment solutions.

Competitive Conditions

The Canadian investment funds industry is a mature, highly competitive industry, though it continues to experience growth. The industry reached a record $2.04 trillion in assets as at December 31, 2020, representing growth of 11% for the year, according to the Investment Funds Institute of Canada (“IFIC”). Mutual funds accounted for $1.78 trillion of assets and ETFs, $257 billion. These levels compare to $1.23 trillion and $90 billion, respectively, five years earlier.

IFIC reports that there were 112 companies offering mutual funds in Canada in 2020, down five from the previous year but still higher than in previous years. Meanwhile, there were 39 companies offering ETFs, up from 12 in 2015.

One of the primary trends in the Canadian investment funds industry has been an increased focus on lower pricing. Fund managers have responded in recent years with management fee reductions, the expansion of preferred pricing programs, which introduce fee reductions as investors’ assets reach certain thresholds, increased reliance on products without embedded trailer fees such as Class F, and by launching new products at lower fee levels than existing products.

At the same time, lower-fee alternatives to mutual funds continue to attract an increasing share of investors’ dollars – most notably, ETFs, and to a lesser extent, automated investment services, sometimes known as “robo-advisors.”

According to IFIC, ETFs recorded record net sales of $41.5 billion in 2020, versus net sales of $31.0 billion for mutual funds. This marked the third consecutive year in which net sales of ETFs outpaced net sales of mutual funds. At noted above, the number of ETF sponsors has more than tripled since 2015 while the number of ETFs increased to 853 from 374.

CI GAM is competitive in the ETF sector, ranking fifth with $11.6 billion in assets under management. CI GAM’s ETF business, formerly known as First Asset ETFs, was a pioneer in smart beta and actively managed ETFs in the Canadian market. In this sector, CI continues to compete on product development and innovation.

There are exceptions to the lower-fee trend through differentiated, value-added products such as asset allocation products or “fund wraps” and the newer liquid alternative ETFs and mutual funds, which have the ability to use investment methodologies that were in the past restricted to hedge funds. Since early 2019, when regulators allowed for the introduction of liquid alternative mutual funds, CI has attracted $3.2 billion in assets in this category, making it the industry leader (Source: Canadian Association of Alternative Strategies and Assets, as at December 31, 2020).

The pressure on fees underlines another increasingly critical factor within the Canadian investment funds industry – the importance of scale. Scale helps firms to mitigate the impact of declining fees by spreading costs over a larger asset base, and by having the resources to continually invest in products and services, operations, marketing, and so on.

This relates to another trend, and that is the increasing dominance of the largest firms in the industry, particularly the banks and insurance companies. According to research firm Investor Economics, deposit-takers accounted for 51% of mutual funds assets as at December 31, 2020 and 79% of net flows during 2020. Meanwhile, life insurers held 7% of mutual fund AUM at that date.

A discussion on competitive conditions affecting CI also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2020, available on SEDAR at www.sedar.com.

Mutual Fund and ETF Assets As at December 31, 2020 (in billions of dollars except percentages)
Total Canadian mutual fund and ETF industry(1)	$2,041
CI GAM’s total Canadian mutual fund and ETF assets under management(1)	$121
% of total industry	5.92%

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(1)	Source: IFIC Monthly Investment Fund Statistics - December 2020 and CI Financial (industry comparable).

In Canada, the investment management industry, and in particular the mutual fund segment, is a highly- regulated industry. Applicable securities legislation imposes restrictions on, among other things, incentives that may be offered to dealers and the forms of advertising which may be used by mutual fund managers, and also imposes disclosure and reporting requirements on the Managed Funds. A discussion of regulatory and legal risks affecting CI appears under the heading “Risk Management – Regulatory and Legal Risk” in the Management’s Discussion and Analysis for the year ended December 31, 2020, available on SEDAR at www.sedar.com.

New Products

In executing on its strategic priority of modernizing asset management, CI GAM introduced a number of new products in the year ended December 31, 2020. CI GAM’s most important product launches included:

•	The CI DoubleLine family of mutual funds and ETFs, a series of three fixed-income mandates managed by DoubleLine Capital LP. The launch expanded CI GAM’s roster of products designed to meet the growing demand for income investments and added an internationally known investment team to the lineup.

•	CI Galaxy Bitcoin Fund, a closed-end fund that provides investors with a convenient way to invest in bitcoin.

•	CI Global Longevity Economy Fund, a strategy to focus on companies benefiting from changes in consumer behaviour, technology and health care resulting from the trend towards longer, healthier lifespans. The fund, launched in both mutual fund and ETF series, is managed by CI GAM using insights and research from Dr. Joseph Coughlin, a global expert on demographic change, Founder and Director of the Massachusetts Institute of Technology AgeLab.

•	CI Munro Global Growth Equity Fund, a concentrated global equity mandate aimed at identifying and benefiting from sustainable global growth trends, was launched in three new series for retail investors. The portfolio is managed by Munro Partners, an experienced and accomplished global investment team based in Melbourne, Australia. The fund was previously available only to institutional investors. ETF series of the fund were launched in January 2021.

•	Three new mandates focused on infrastructure and real estate, to meet growing investor interest in “real assets.” The mandates are available in both mutual fund and ETF series and included CI Global Infrastructure Private Pool, CI Global REIT Private Pool, and CI Global Real Asset Private Pool.

•	ETF versions of CI’s popular liquid alternative mutual funds. Subsequently, CI GAM launched a new liquid alternative mandate in both mutual fund and ETF series: CI Marret Alternative Enhanced Yield Fund, managed by the Marret team.

Subsequently, in January 2021, CI GAM also launched:

•	CI Adams Street Global Private Markets Fund, which provides Canadian accredited investors with access to private investments in markets around the world. The fund provides exposure to portfolios managed by Adams Street Partners LLC, a global leader in private markets investment management.

•	CI Gold Bullion Fund, an exchange-traded fund that provides investors with a convenient and cost-effective way to invest in gold.

International Operations

GSFM offers investment products to investors in both the retail and institutional markets in Australia and New Zealand. GSFM does not have in-house portfolio managers but has partnered with investment management firms in Australia and around the world, including CI GAM. GSFM enters into exclusive relationship agreements with fund managers and provides marketing, distribution and client relations services for investment funds and mandates in Australia and New Zealand in exchange for fees. GSFM currently manages seven funds, distributes four others, and had A$7 billion in assets under management at December 31, 2020. GSFM also holds minority interests in Australian investment management firms Redpoint Investment Management and Munro Partners.

Intangible Properties

CI GAM owns a number of registered and unregistered trademarks including CI Global Asset Management, CI Investments, CI Funds, CI Preferred Pricing, Evolution, and United Pools. These trademarks are important elements in differentiating the Managed Funds from CI GAM’ competitors and marketing the Managed Funds to clients and advisors.

Wealth Management Segment

Summary

The Wealth Management segment consists primarily of AWM, CI’s U.S. wealth management businesses, Aligned Capital and CIPC. This segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, capital market activities, and ongoing service to clients, including the provision of financial planning, investment advice, wealth management, estate and succession planning and insurance services.

CI expects the Wealth Management segment to become an increasingly important contributor to CI’s revenues and earnings with the acquisition and continued growth of its U.S. RIA platform. CI’s U.S. wealth business is discussed in the section “International Operations” below.

Financial information regarding the Wealth Management segment is provided in the Corporation’s annual financial statements for the fiscal year ended December 31, 2020 and related Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com.

Products and Services

The principal businesses of AWM and CIPC is the provision of products and services tailored to meet the specific objectives and the wealth management needs of their clients. These products and services are developed and/or distributed through CIPC and AWM subsidiaries, which include a securities dealer (Assante Capital Management Ltd.), a mutual fund dealer (Assante Financial Management Ltd.) and insurance agents (Assante Estate and Insurance Services Inc.).

AWM’s affiliates provide a wide range of products and services consisting of portfolio management, investment advisory services, the distribution of securities (including mutual funds), insurance products, banking products, and wealth management services, including financial, tax, estate, succession and philanthropic planning. AWM and CIPC focus on providing clients with a holistic approach to wealth planning that incorporates all aspects of their financial lives in addition to investment management. The principal markets for AWM’s products and services are affluent and high-net-worth individuals residing in Canada.

The AWM/CIPC model also allows for high-net-worth clients to elect to delegate the responsibility for portfolio management, manager selection and monitoring, and wealth planning to AWM’s in-house team of investment and wealth management professionals. Under this service, AWM advisors work with this team of professionals to provide holistic advice and one-stop solutions for the increasingly complex and sophisticated needs of their clients. CIPC also provides these discretionary investment counsel services through advisors with Stonegate Private Counsel.

As at December 31, 2020, AWM, its subsidiaries, and CIPC advised on $54 billion in assets on behalf of Canadian individuals, families and business owners.

Aligned Capital is an investment dealer that also provides investment management and wealth management services to clients. Aligned Capital’s focus is to support advisors with an effective, innovative dealer platform while emphasizing the independence of advisors to manage their own businesses. Aligned Capital’s revenue model is to charge advisors a flat monthly fee for compliance and back-office services.

Aligned Capital administered $12.2 billion in assets as at December 31, 2020.

Specialized Skill and Knowledge

AWM, CIPC and Aligned Capital have highly skilled and experienced advisors, branch staff and leadership teams. AWM and CIPC also employ qualified wealth planning professionals. The firms believe they have the expertise to continue to meet the specific objectives and wealth management needs of their clients, to increase market share penetration through targeting mass affluent and affluent segments of the Canadian investor landscape, and to enhance investor understanding of the elements necessary to provide financial well-being.

AWM and CIPC’s objectives are to continue to offer a complete suite of wealth management services to their clients to assist them in achieving their financial goals. To handle future growth, AWM and CIPC expect to continue, as appropriate, to upgrade their advanced information systems and increase training and development for their advisors and employees, as well as continue to enhance their compliance infrastructure to promote stronger governance, all with the objective of ensuring that they provide accurate and timely service to their advisors and clients.

Competitive Conditions

The financial services industry is very competitive with many institutions and companies such as banks, trust companies, insurance companies, portfolio managers, security brokerage companies and mutual fund dealers all competing for the business of affluent investors. In addition, foreign-based mutual fund companies and banks have established operations in Canada. The financial services industry in Canada has also moved towards offering comprehensive fee-based investment management services for clients, increasing the need to enhance investor understanding and deliver transparent reporting of the advisory services being provided.

AWM has had success in building brand awareness and increasing recruiting activities. AWM believes that it is well-positioned in terms of its competitors in the marketplace. While there are many organizations providing financial advisory and financial management services or manufacturing investment products, very few of them are similar to AWM in providing financial product manufacturing integrated with the delivery of a comprehensive offering of products and services (including proprietary products) through its own distribution network. The operation of a unified financial advisory business in Canada is designed to provide a collaborative approach and economies of scale for AWM’s wealth management programs and financial advisor network.

Aligned Capital has achieved strong growth through a platform that emphasizes providing strong support for independent advisors.

A discussion of competitive conditions also appears under the heading “Risk Management – Competition” in the Management’s Discussion and Analysis for the year ended December 31, 2020, available on SEDAR at www.sedar.com.

Intangible Properties

AWM, through CI GAM, owns certain registered and unregistered trademarks such as Assante and Assante Wealth Management. These trademarks are important elements in differentiating AWM’s services from those offered by its competitors.

International Operations

CI entered the U.S. RIA sector in January 2020 and completed 10 direct and three indirect acquisitions (those made by CI’s U.S. affiliates) during the year. As a result, CI ended the year with interests in 10 RIAs with a total of approximately $29.2 billion in assets (see “Wealth Management – United States” above).

RIAs represent a distinct advisory structure in the United States. Such firms must register with the Securities and Exchange Commission and follow a fiduciary standard in client dealings. RIAs typically earn revenue by charging a management fee, usually calculated as a percentage of client assets held with the firm.

CI has targeted growing RIA firms with high-quality leadership teams located in key markets across the U.S. CI favours firms that focus on high-net-worth and ultra-high-net-worth clients and which are involved in financial planning and wealth management, in addition to providing investment management services.

CI’s intention is to continue to grow its U.S. wealth business through acquisition, supporting organic growth at each acquired business, and through the achievement of synergies between the firms.

Cycles

Generally, revenues are consistent throughout the year, with a slight increase in the first quarter due to increased investment activity during the Canadian RRSP season.

Employees

As at December 31, 2020, 2,079 people were employed by the CI Group.

RISK MANAGEMENT

CI is exposed to a number of risks that are inherent in the asset and wealth management businesses. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and CI’s Risk Management Committee, comprising senior executives from CI’s core business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are consistent with its risk appetite. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.

CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored within each business unit.

A discussion of the risks affecting CI appears under the heading “Risk Management” in the Management’s Discussion and Analysis for the year ended December 31, 2020 and is incorporated by reference and available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a brief summary of the Corporation’s authorized share capital and its outstanding debt securities. The authorized share capital is established in the Corporation’s articles of incorporation, as amended. This summary may not be complete and is subject to, and qualified in its entirety by reference to, CI’s articles of incorporation, as amended, and to the applicable trust indenture pursuant to which the Debentures are created and outstanding.

The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 1, 2021 there were 208,999,546 common shares issued and outstanding. No preference shares have been issued by the Corporation.

Common Shares

Holders of common shares are entitled to one vote per share at meetings of shareholders of the Corporation, to receive dividends if, as and when declared by the Board (subject to the rights of shares, if any, having priority over the common shares) and to receive pro rata the remaining property and assets of the Corporation upon its dissolution or winding up, subject to the rights of shares, if any, having priority over the common shares.

Preference Shares

Each series of preference shares shall consist of such number of shares and have such rights, privileges, restrictions and conditions as may be determined by the Board prior to the issuance thereof. Holders of preference shares, except as required by law or as provided in the rights, privileges, restrictions and conditions of a particular series, will not be entitled to vote at meetings of shareholders of the Corporation. With respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the preference shares of each series shall rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preference shares from time to time and may also be given such other preferences over the common shares and any other shares ranking junior to the preference shares as may be determined at the time of creation of such series.

Canadian Debentures

2025 Debentures

On May 26, 2020, the Corporation completed an offering of $450,000,000 principal amount debentures due May 26, 2025 (“2025 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated May 21, 2020 to the Corporation’s short form base shelf prospectus dated December 17, 2019. Interest on the 2025 Debentures is paid semi-annually in arrears on May 26 and November 26 each year, commencing on November 26, 2020 at a rate of 3.759% per annum.

2024 Debentures

On July 22, 2019, the Corporation completed an offering of $350,000,000 principal amount debentures due July 22, 2024 (“2024 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated July 18, 2019 to the Corporation’s short form base shelf prospectus dated December 22, 2017. Interest on the 2024 Debentures is paid semi-annually in arrears on January 22 and July 22 each year, commencing on January 22, 2020 at a rate of 3.215% per annum.

2023 Debentures

On July 20, 2018, the Corporation completed an offering of $325,000,000 principal amount debentures due July 20, 2023 (“2023 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated July 18, 2018 to the Corporation’s short form base shelf prospectus dated December 22, 2017. Interest on the 2023 Debentures is paid semi-annually in arrears on January 20 and July 20 each year, commencing January 20, 2019, at a rate of 3.520% per annum. The 2023 Debentures were redeemed early at the election of the Corporation (see Redemptions below).

2027 Debentures

On September 27, 2017, the Corporation completed an offering of $250,000,000 principal amount debentures due September 27, 2027 (“2027 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated September 21, 2017 to the Corporation’s short form base shelf prospectus dated December 21, 2015. Interest on the 2027 Debentures is paid semi-annually in arrears on March 27 and September 27 each year, commencing on March 27, 2018, at a rate of 3.904% per annum.

2021 Debentures

On November 25, 2016, the Corporation completed an offering of $200,000,000 principal amount debentures due November 25, 2021 (“2021 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated November 22, 2016 to the Corporation’s short form base shelf prospectus dated December 21, 2015. Interest on the 2021 Debentures is paid semi-annually in arrears on May 25 and November 25 each year, commencing May 25, 2017, at a rate of 2.775% per annum. The 2021 Debentures were redeemed early at the election of the Corporation (see Redemptions below).

2020 Debentures

On December 7, 2015, the Corporation completed an offering of $450,000,000 principal amount debentures due December 7, 2020 (“2020 Debentures”). The offering was made on an agency basis and issued under a prospectus supplement dated December 2, 2015 to the Corporation’s short form base shelf prospectus dated January 6, 2014. Interest on the 2020 Debentures is paid semi-annually in arrears on December 7 and June 7 in each year, commencing June 7, 2016, at a rate of 2.645% per annum. The 2020 Debentures matured on December 7, 2020 and the Corporation repaid the outstanding principal amount plus accrued interest in full.

The 2023 Debentures, 2027 Debentures, 2021 Debentures, and 2020 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated December 16, 2009 between the Corporation and Computershare Trust Company of Canada, providing for the creation and issuance of up to $2,000,000,000 aggregate principal amount of debt securities (“2009 Canadian Indenture”).

The 2024 Debentures and 2025 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated July 22, 2019 between the Corporation and Computershare Trust Company of Canada, providing for the issuance of an unlimited aggregate principal amount of debt securities (“2019 Canadian Indenture” and together with the 2009 Canadian Indenture, the “Canadian Indentures”).

Reference is made to the applicable Canadian Indenture for a full description of the terms of the particular debentures. The Canadian Indentures, amendments, and supplements are available on SEDAR at www.sedar.com.

U.S. Debentures

2030 Debentures

On December 17, 2020, the Corporation completed its first U.S. public debt offering of US$700,000,000 principal amount debentures due December 17, 2030 (“2030 Debentures”). The offering was made on an underwritten basis and issued under a prospectus supplement dated December 10, 2020 to the Corporation’s Multijurisdictional Disclosure System short form base shelf prospectus dated December 4, 2020. Interest on the 2030 Debentures is paid semi-annually in arrears on June 17 and December 17 each year, commencing on June 17, 2021 at a rate of 3.200% per annum.

On January 19, 2021, the Corporation completed a re-opening of the 2030 Debentures for an additional US$260,000,000, increasing the aggregate principal amount of the 2030 Debentures to US$960,000,000. The re-opening was made on an underwritten basis and issued under a prospectus supplement dated January 13, 2021 to the Corporation’s Multijurisdictional Disclosure System short form base shelf prospectus dated December 4, 2020. The terms of the re-opened notes are identical to the existing 2030 Debentures other than the issue date and issue price.

The 2030 Debentures were created and issued pursuant to the provisions of a trust indenture, as amended and supplemented from time to time, dated December 17, 2020 between the Corporation, Computershare Trust Company, N.A., and Computershare Trust Company of Canada, providing for the issuance of an unlimited aggregate principal amount of debt securities (“U.S. Indenture”).

Reference is made to the U.S. Indenture for a full description of the terms of the 2030 Debentures. The U.S. Indenture and supplements are available by visiting EDGAR on the SEC website at www.sec.gov.

Redemptions

On December 18, 2020, the Corporation announced its intention to early redeem the 2021 Debentures in accordance with their terms. On January 18, 2021, the Corporation repaid the entire outstanding principal amount, plus related premiums and accrued interest.

On January 19, 2021, the Corporation announced its intention to early redeem the 2023 Debentures in accordance with their terms. On February 19, 2021, the Corporation repaid the entire outstanding principal amount, plus related premiums and accrued interest

The Corporation may further elect to redeem the 2027 Debentures, 2024 Debentures, 2025 Debentures, or 2030 Debentures prior to their stated maturity dates, provided certain notice is given and applicable premium to principal amounts are paid. For more information about the Corporation’s early redemption rights, please refer to the applicable supplemental indenture to the Canadian Indentures and U.S. Indenture, available on SEDAR at www.sedar.com and by visiting EDGAR on the SEC website at www.sec.gov, respectively.

The debentures offered pursuant to the Canadian Indentures and U.S. Indenture are collectively referred to as the “Debentures”. The Debentures are not redeemable at the election of the holders thereof.

Change of Control Repurchase

If a Change of Control Triggering Event (defined below) occurs, the Corporation will be required to make an offer to repurchase the Debentures at a price payable in cash equal to 101% of the outstanding principal amount of the Debenture together with accrued and unpaid interest, to the date of purchase. A “Change of Control Triggering Event” occurs if there is both a Change of Control of the Corporation and a Rating Event. A “Change of Control” occurs if there is a sale of all or substantially all of the assets of the Corporation or the acquisition of beneficial ownership of more than 50% of the votes attaching to the shares of the Corporation that ordinarily have voting power for the election of directors of the Corporation. A “Rating Event” occurs if, following a Change of Control or announcement of a Change of Control, the rating of the Debentures is lowered to below investment grade rating (below BBB- for Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., (“S&P”) and BBB (low) for DBRS Limited (“DBRS”)) (or the equivalent of any successor rating category by S&P and DBRS) by each of the rating agencies who rate the Debentures, if there are two or less than two such agencies, and by two out of three of the agencies, if the Debentures are rated by three agencies.

Ratings

The Debentures are rated BBB (high) with a “Negative” trend by DBRS. The “BBB (high)” rating assigned to the Debentures represents the fourth highest of the ten rating categories available from DBRS for long-term debt. Under the DBRS system, debt securities rated BBB (high) are of adequate credit quality and the capacity for the payment of financial obligations is considered acceptable. While this is a favourable rating, entities in the BBB (high) category are considered to be more vulnerable to future events than higher-rated companies. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle category. According to DBRS, the “Negative” trend helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating.

The Corporation has received a corporate credit rating from S&P of BBB with a “Stable” outlook. In addition, the Debentures are rated BBB by S&P. The “BBB” rating is the fourth highest of the ten major rating categories for long-term debt and indicates S&P’s view that the Corporation’s capacity to meet its financial commitment on the obligations is adequate; however, adverse economic conditions or changing circumstances are more likely to weaken the Corporation’s capacity to meet its financial commitments than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular ratings category. A rating trend or outlook, expressed as positive, stable, negative or developing, provides S&P’s opinion regarding the outlook for the rating in question over the medium term.

The Corporation paid customary rating fees to DBRS and S&P in connection with the ratings. Other than in the ordinary course of customary ratings fees as aforesaid, in the past two years, the Corporation did not make any payments to either DBRS or S&P in respect of any other services provided by either DBRS or S&P to the Corporation.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

DIvidends

Current Dividend Policy

The Corporation currently pays a quarterly cash dividend. The Board has declared dividends of $0.18 per share to be paid to shareholders of record on each of March 31, 2021 and June 30, 2021. Dividends are paid at the discretion of the Board and the dividend rate will be reviewed from time to time by the Board after giving consideration to CI’s cash flow, financial position, net earnings, sales outlook and other relevant factors.

Historical Dividend Record

2020

During 2020 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2020	April 15, 2020	0.18
June 30, 2020	July 15, 2020	0.18
September 30 2020	October 15, 2020	0.18
December 31, 2020	January 15, 2021	0.18
	Total	0.72

2019

During 2019 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
March 31, 2019	April 15, 2019	0.18
June 30, 2019	July 15, 2019	0.18
September 30, 2019	October 15, 2019	0.18
December 31, 2019	January 15, 2020	0.18
	Total	0.72

2018

During 2018 the Corporation declared dividends to shareholders as follows:

Record Date	Payment Date	Dividend per Common Share ($)
January 31, 2018	February 15, 2018	0.1175
February 28, 2018	March 15, 2018	0.1175
March 31, 2018	April 13, 2018	0.1175
April 30, 2018	May 15, 2018	0.1175
May 31, 2018	June 15, 2018	0.1175
June 30, 2018	July 13, 2018	0.1175
July 31, 2018	August 15, 2018	0.1175
September 30, 2018	October 15, 2018	0.18
December 31, 2018	January 15, 2019	0.18
	Total	1.825

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed and posted for trading on the TSX under the trading symbol “CIX” and on the NYSE under the trading symbol “CIXX”. The price ranges and volume traded of the common shares on the TSX for each month for the fiscal year ended December 31, 2020 are set out below.

Price ($)

Month	High	Low	Trading Volume
January	23.61	21.73	10,024,657
February	25.81	22.02	13,308,025
March	22.96	11.12	27,168,463
April	15.63	10.53	19,333,205
May	16.89	13.05	16,813,551
June	18.46	16.04	16,101,703
July	19.00	17.09	12,484,910
August	19.68	18.12	9,135,192
September	19.06	16.80	12,048,424
October	18.27	15.40	13,062,925
November	17.81	15.40	13,434,366
December	17.25	15.76	21,603,617

The price ranges (in U.S. dollars) and volume traded of the common shares on the NYSE since the date of listing to the year-ended December 31, 2020 are set out below.

Month	High	Low	Trading Volume
November 17-30	13.68	12.80	19,593
December	13.60	12.07	33,378

DIRECTORS

The following table sets out important information regarding each of the Directors at March 1, 2021.

William (Bill) Butt

Toronto, Ontario Canada

Director Since 2019

Independent

Age: 58

Areas of Expertise:

Accounting and Finance; Mutual

Funds/ETFs; Financial Services;

Strategic Leadership; Risk Management

2020 votes in favour: 99.31%

Mr. Butt spent many years with BMO Financial Group, most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. Mr. Butt sat on BMO's Management Committee and BMO Capital Markets' Executive Operating and Management Committees. He currently serves on the board of directors of OMERS Administration Corporation and acts as Chair of its Investment Committee. Mr. Butt is a director and Campaign Co-Chair of Children’s Aid Foundation of Canada and a past director of St. Michael’s Hospital.

He holds a Bachelor of Commerce from the University of Windsor, an MBA from the Ivey Business School, and the ICD.D designation from the Institute of Corporate Directors.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 100,798
($ value based on closing price of CI shares on March 1, 2021) $1,801,260
Board Committees Audit and Risk (Chair)

Brigette Chang-Addorisio

Toronto, Ontario Canada

Director Since 2018

Independent

Age: 44

Areas of Expertise:

Accounting and Finance; Strategic Leadership; Risk Management; Human Resources/Compensation

2020 votes in favour: 98.71%

Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its Chief Executive Officer from 1996 to 1999. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto.
CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 10,217,497 [1]
($ value based on closing price of CI shares on March 1, 2021) $182,586,671
Board Committees Audit and Risk Governance, Human Resources, and Compensation

[1]            Ms. Chang-Addorisio has 100% beneficial interest and control in respect of 471,257 shares, and 50% beneficial interest and 47% voting rights in respect of 9,746,240 shares owned by G. Raymond Chang Ltd.

William T. Holland

Toronto, Ontario Canada

Director Since 1994

Not Independent

Age: 62

Areas of Expertise:

Financial Services; Mutual Funds/ETFs; CEO Experience; Strategic Leadership;

Risk Management; Governance

2020 votes in favour: 95.10%

Mr. Holland is Chairman of the Board of the Corporation.

He joined CI in 1989 and worked in progressively senior roles before being appointed Chief Executive Officer in 1999, a position he held for more than 10 years. Under his leadership, CI significantly expanded its product lineup, diversified its distribution and made a number of acquisitions that contributed strongly to the company’s growth and presence in the Canadian asset and wealth management industry. Mr. Holland has been a director of Holland Bloorview Kids Rehabilitation Hospital Foundation since 2006.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 8,566,950
($ value based on closing price of CI shares on March 1, 2021) $153,083,945
Other Public Board Directorships Mr. Holland is a director of Real Matters Inc., a technology company that provides services for the mortgage lending and insurance industries.

Kurt MacAlpine

Chicago, Illinois, USA

Director Since September 2019

Not Independent

Age: 39

Areas of Expertise:

Mutual Funds/ETFs; Financial Services; Strategic Leadership; Risk Management; Human Resources/Compensation; IT/Fintech

2020 votes in favour: 99.12%

Mr. MacAlpine was appointed Chief Executive Officer and Director of the Corporation in September 2019. He has extensive experience in the global asset and wealth management industry, having previously served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and as a Partner and Leader of the North American Asset Management Practice at McKinsey & Company.

At WisdomTree, a global asset manager and exchange-traded fund sponsor based in New York, Mr. MacAlpine was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses. He was a member of the company’s global executive management committee and sat on the boards of several of its international entities.

Prior to joining WisdomTree in July 2015, Mr. MacAlpine was a Partner at McKinsey, a global management consulting firm, based in its New York office. In his role as a Partner, he managed global consulting teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development.

Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University.

CI Shares/Deferred Share Units/Restricted Share Units owned or controlled 477,871
($ value based on closing price of CI shares on March 1, 2021) $8,539,555

David P. Miller

Toronto, Ontario Canada

Director Since 2013

Independent

Age: 71

Areas of Expertise:

Regulatory Affairs; Strategic Leadership; Risk Management; Governance/Legal; Human Resources/Compensation

2020 votes in favour: 88.48%

Mr. Miller is an accomplished leader and strategic advisor with more than three decades of legal experience in the telecommunications and media industries. He has expertise in mergers and acquisitions and a wide variety of commercial agreements. Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc., a leading Canadian telecommunications provider. He had been with Rogers for over 30 years in increasingly senior roles and has extensive experience in public and private financing and operating in a highly regulated industry.

Mr. Miller has been a member of the Advisory Board of Atlantic Packaging Products Limited since 2012, where his roles have included Chair of the Advisory Board, Chair of the Governance Committee, and a member of the Audit Advisory Committee. He was also a Director of Maple Leaf Sports and Entertainment Partnership from 2017-2019 and served on the Audit Committee and Human Resources Committee.

Since 2018, Mr. Miller has been a Distinguished Fellow at the Ted Rogers School of Management at Ryerson University. Mr. Miller holds a Bachelor of Civil Law and Bachelor of Common Law from McGill University.

CI Shares/Deferred Share Units owned or controlled 15,764
($ value based on closing price of CI shares on March 1, 2021) $281,703
Board Committees Governance, Human Resources, and Compensation (Chair)

Tom P. Muir

FCPA, FCA, FCBV

Toronto, Ontario Canada

Director Since 2011

Independent

Age: 65

Areas of Expertise:

Accounting and Finance; Mutual Funds/ETFs; Financial Services; Regulatory Affairs; Strategic Leadership; Governance/Legal; IT/Fintech

2020 votes in favour: 98.30%

Mr. Muir is the Lead Director of the Corporation.

Mr. Muir is a director and Chair of the Audit Committee of Merrco Payments Inc., a provider of secure payment solutions, and a director and member of the Finance and Audit Committee of Brewers Retail Inc., which operates over 450 retail stores in Ontario under the name “The Beer Store”. Mr. Muir was Co-Managing Director of Muir Detlefsen & Associates Limited, from 2007 through 2017, a company which worked in partnership with shareholders of public and private companies to develop and implement value-added strategic and operational plans for investee businesses. His prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc, a leading public Canadian consumer packaged food company, and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir has served on the Board of Directors of many public companies in the past, including serving as Lead Director, Chair of Audit/Finance Committees and on Governance and Human Resources Committees. Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. Mr. Muir has a Bachelor of Commerce from the University of Toronto.

CI Shares owned or controlled 75,392
($ value based on closing price of CI shares on March 1, 2021) $1,347,255
Board Committees Audit and Risk Governance, Human, Resources and Compensation

Sheila A. Murray

Toronto, Ontario Canada

Director Since 2018

Not Independent

Age: 65

Areas of Expertise:

Mutual Funds/ETFs; /Financial Services; Regulatory Affairs; Strategic Leadership; Risk Management; Governance/Legal; Human Resources/Compensation; Fintech

2020 votes in favour: 91.28%

Ms. Murray is the former President of CI Financial Corp., a position she held from 2016-2019.  Previously, she had been Executive Vice-President, General Counsel and Secretary since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations.  Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management.  Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.

Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School and has taught securities regulation and corporate finance at Queen’s and the University of Toronto in University of Toronto’s Global Professional Master of Laws for several years. Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University.

CI Shares/Restricted Share Units Owned or Controlled 85,684
($ value based on closing price of CI shares on March 1, 2021) $1,531,173

Other Public Board Directorships

Ms. Murray is Chair of the board of Teck Resources Limited, Canada’s largest diversified resource company; a trustee of Granite Real Estate Investment Trust, a Canadian-based real estate investment trust engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe; a director of Granite REIT Inc., a unitholder along with Granite Real Estate Investment Trust in Granite REIT Holdings Limited Partnership; and a director of BCE Inc., the publicly traded Canadian holding company for the Bell Canada group of companies, which includes telecommunications providers and various mass media assets under its subsidiary Bell Media Inc.

Paul J. Perrow

Toronto, Ontario Canada

Director Since 2018

Independent

Age: 57

Areas of Expertise:

Mutual Funds/ETFs; Financial Services; Strategic Leadership; Accounting and Finance; Human Resources/Compensation

2020 votes in favour: 98.63%

Mr. Perrow has over 30 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013 he held a number of other senior industry positions including Managing Partner of Red Sky Capital which offered investment funds to accredited investors, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital Management Corp. (Toronto) and President and Chief Executive Officer of BluMont Capital, and a Director of Integrated Asset Management Corp., when it was a public company. He also acts as Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation.
CI Shares Owned or Controlled 385,000
($ value based on closing price of CI shares on March 1, 2021) $6,879,950
Board Committees Audit and Risk Governance, Human Resources, and Compensation
Other Public Board Directorships Mr. Perrow is a director of Euro Sun Mining Inc. (formerly Carpathian Gold Inc.), a Canadian-based development-stage mining company.

The term of office of each director will expire at the termination of the next annual meeting of holders of the common shares or until his successor is elected or appointed. Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. Term limits do not apply to the Chief Executive Officer.

EXECUTIVE OFFICERS

The following chart sets out information concerning the executive officers of the Corporation.

Name	Position	Principal Occupation within the Preceding Five Years
William T. Holland Toronto, Ontario, Canada	Chairman of the Board, CI Financial Corp.	Prior to May 2017, Executive Chairman of the Board since January 2016. Prior to January 2016, Chairman of the Board since May 2012.
Kurt MacAlpine Chicago, Illinois, USA	Chief Executive Officer, CI Financial Corp.	Prior to September 2019, Executive Vice-President and Chief Distribution Officer, WisdomTree Investments Inc., since July 2015.
Darie P. Urbanky Toronto, Ontario, Canada	President and Chief Operating Officer, CI Financial Corp.	Prior to June 2019, Executive Vice-President and Chief Operating Officer, since September 2018. Prior to September 2018, Executive Vice-President since February 2018. Chief Operating Officer, CI GAM, since September 2018*. Prior to September 2018, Executive Vice-President and Chief Technology Officer since February 2018. Prior to February 2018, Senior Vice-President and Chief Technology Officer, CI GAM since July 2016. Prior to July 2016, Vice-President, CI GAM since October 2010.
Douglas J. Jamieson Toronto, Ontario, Canada	Executive Vice-President and Chief Financial Officer, CI Financial Corp.	Prior to June 2013, Senior Vice-President since December 2008.
EDWARD KELTERBORN Toronto, Ontario, Canada	Executive Vice-President and Chief Legal Officer, CI Financial Corp.	Prior to January 2021, Chief Legal Officer since 2019. Director, Senior Vice-President and General Counsel, CI GAM, since February 2019*, Senior Vice-President and General Counsel, CI GAM since March 2017. Prior to March 2017, General Counsel, CI GAM since September 2016. Prior to September 2016, Senior Vice-President, Legal & Operations, First Asset since July 2012.
Julie Silcox Sag Harbour, New York USA	Executive Vice-President and Chief Marketing Officer	Prior to January 2021, Chief Marketing Officer, WisdomTree Investments Inc. since November 2005.
Lorraine Blair Georgetown, Ontario, Canada	Executive Vice-President and Chief Talent Officer	Prior to May 2019, Senior Vice-President, Human Resources, CI GAM since December 2010.
Amarjit Anderson Etobicoke, Ontario, Canada	Chief Risk Officer	Prior to November 2020, Senior Vice-President and Chief Internal Auditor since February 2017*. Prior to February 2017, Senior Vice-President, Taxation since December 2015, CI GAM.

*Continues to hold this position.

As at March 1, 2020, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 20,247,935 common shares, restricted share units, and deferred share units (representing approximately 9.69% of the outstanding common shares).

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation (a) are, as at the date hereof, or have been, within the 10 years before the date of this annual information form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this annual information form, or have been within 10 years before the date of this annual information form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties and Sanctions

To the knowledge of CI, none of the directors or executive officers of CI nor any personal holding company owned or controlled by any of them (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS and regulatory actions

Legal Proceedings

CI GAM is a party to two class action proceedings brought by investors in CI GAM’s mutual funds, in each case asking for unspecified damages resulting from CI GAM’s alleged failure to implement measures to fully protect the funds’ investors against costs of frequent trading activity. These proceedings were instituted in 2004 in the provinces of Ontario, currently led by representative plaintiff Manon Sim, and Quebec, currently led by representative plaintiff Claude Ravary. CI GAM intends to vigorously defend itself in the both class actions on the basis that, among other things, the affected investors in its funds were fully compensated by CI GAM through a compensation program that was established in 2004 in a settlement agreement with the Ontario Securities Commission (“OSC”). A trial date in the Ontario class action has been set for January 2022.

Regulatory Actions

From time to time, in the ordinary course of business, CI is assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to CI. In 2020, CI paid administrative filing fees relating to late filings to the OSC in the aggregate amount of $22,900. Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the common shares and maintains registers of transfers of the common shares in Toronto, Montreal and Vancouver. Computershare Trust Company, N.A. is the co-transfer agent of the common shares in the U.S. and maintains registers and transfers of the Common Shares at its offices in Louisville, Kentucky and Edison, New Jersey.

MATERIAL CONTRACTS

The following contracts can reasonably be regarded as material to CI:

(a)	The 2009 Canadian Indenture, together with the Sixth Supplement Indenture dated September 27, 2017, pursuant to which the 2027 Debentures have been issued.

(b)	The 2019 Canadian Indenture, together with the First Supplemental Indenture dated July 22, 2019, pursuant to which the 2024 Debentures have been issued, and the Second Supplemental Indenture dated May 26, 2020 to which the 2025 Debentures have been issued.

(c)	The U.S. Indenture, together with the First Supplemental Indenture dated December 17, 2020, pursuant to which the first tranche of the 2030 Debentures have been issued, and the Second Supplemental Indenture dated January 19, 2021, pursuant to which the second tranche of 2030 Debentures have been issued.

(d)	The revolving credit facility between CI and the Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada, which was amended and restated on October 3, 2018, which provides for a $700 million credit facility with a revolving period that extends to December 11, 2021.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, the external auditors of the Corporation, reported on the fiscal 2020 audited financial statements of the Corporation which were filed by the Corporation with securities regulators pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP is independent with respect to the Corporation in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Audit and risk Committee Information

Audit and Risk Committee’s Charter

The Audit and Risk Committee has adopted a written charter that sets out its mandate and responsibilities. A copy of the charter is attached hereto as Appendix “A”.

Composition of the Audit and Risk Committee

The Audit and Risk Committee is comprised of four Directors, each of whom is independent and financially literate as such term is defined under applicable securities laws and stock exchange requirements and guidance: William (Bill) Butt (Chair), Brigette Chang-Addorisio, Tom Muir, and Paul Perrow.

Relevant Education and Experience

The following summarizes the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member.

William (Bill) Butt, 58, spent many years with BMO Financial Group, most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. Mr. Butt sat on BMO's Management Committee and BMO Capital Markets' Executive Operating and Management Committees. He currently serves on the board of directors of OMERS Administration Corporation and acts as Chair of its Investment Committee. Mr. Butt is a director and Campaign Co-Chair of Children’s Aid Foundation of Canada and a past director of St. Michael’s Hospital. He holds a Bachelor of Commerce from the University of Windsor, an MBA from the Ivey Business School, and the ICD.D designation from the Institute of Corporate Directors.

Brigette Chang-Addorisio, 44, is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto.

Tom P. Muir, 65, is currently Chair of the Audit Committee of Merrco Payments Inc. His prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc. and Co-Head of the Investment Banking Group at RBC Dominion Securities Inc. He has served on the Board of Directors of public and private companies, including as a member and Chair of numerous audit committees. He has also served on Ontario Securities Commission committees, including its Continuous Disclosure Advisory Committee from 2002-2006. Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. Mr. Muir has a Bachelor of Commerce degree from the University of Toronto.

Paul Perrow, 57, has over 30 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013 he held a number of other senior industry positions including Managing Partner of Red Sky Capital, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital Management Corp. (Toronto) and President and Chief Executive Officer of BluMont Capital, and a Director of Integrated Asset Management Corp., when it was a public company. In his role as a Governor on the Board of Governors of CI Mutual Funds Inc., he was responsible for analyzing and evaluating financial statements of numerous mutual funds. He also acts as Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation.

Pre-Approval Policies and Procedures

The following policies and procedures have been adopted by the Audit and Risk Committee for the engagement of CI’s external auditors for non-audit services.

On proposed non-audit services, the timing of which is not urgent, management is required to submit a request for pre-approval of same at the next quarterly Audit and Risk Committee meeting.

For all other proposed non-audit services, the Audit and Risk Committee has delegated to its Chairman the responsibility and authority to review and, in his discretion, approve the proposed non-audit services under the following procedures. Designated finance personnel are required to submit to the Chairman of the Audit and Risk Committee, in writing, a request for pre-approval of the particular non-audit service, such request to disclose all necessary details of the proposed non-audit services such as the scope of work, the estimated time for completion, and the estimated fees for such services. Except in extenuating circumstances, requests shall be made to the Chairman prior to the engagement of the auditors for the particular service. Upon receipt of the request, the Chairman of the Audit and Risk Committee shall promptly either accept the request or decline the request with brief reasons, in either case in writing and after taking into account the impact of the services on the auditors’ independence. Management must present any requested pre-approvals to the Audit and Risk Committee at its next quarterly meeting. CI shall retain all correspondence pertaining to the requests in its records.

External Auditors’ Service Fee

The aggregate amounts paid or accrued by CI with respect to fees, excluding expenses, payable to the external auditors for audit, audit-related, tax and other services for the fiscal years ended December 31, 2020 and December 31, 2019 were as follows:

	Fiscal year ended	Fiscal year ended
Type of Service	December 31, 2020 ($)	December 31, 2019 ($)
Audit Fees	1,816,250	1,037,750
Audit-Related Fees(1)	1,256,250	423,250
Tax Fees(2)	45,000	45,000
All Other Fees(3)	100,000	100,000
Total	3,217,500	1,606,000

Notes:

(1)	The services comprising these fees were quarterly reviews, translation, and acquisition analysis.
(2)	The services comprising these fees were tax returns and other tax advice.
(3)	The services comprising these fees were access to research and interpretation of regulations and standards.

ADDITIONAL INFORMATION

General

Additional information relating to CI may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of CI common shares, and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular for the Annual Meeting of Shareholders held on June 18, 2020. Additional financial information is provided in CI’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

APPENDIX “A”

CI FINANCIAL CORP.

AUDIT AND RISK COMMITTEE CHARTER

As of November 10, 2020

1.	Purpose and Scope

The Audit and Risk Committee (the “Committee” or the “Audit Committee”) of CI Financial Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements, as well as exercise the responsibilities and duties set out in this Charter.

2.	Membership

Number of Members

The Committee shall be appointed by the Board and shall be comprised of at least three members of the Board. The Lead Director of the Board shall be an ex officio member of the Audit Committee, unless otherwise appointed to be member of the Committee.

Independence of Members

Each member of the Committee must be “independent” according to all applicable standards of independence under applicable laws, regulations, rules and stock exchange requirements or guidelines.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Charter, work with management to develop the Audit Committee’s annual work-plan, provide reports of the Audit Committee to the Board and fulfill all other responsibilities as enumerated in the Company’s Committee Chair Position Description.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall be “financially literate”, or shall become “financially literate” within a reasonable time following appointment to the Committee, as such term is defined under applicable securities laws and stock exchange requirements and guidance. In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. If the Chair is not elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The term of the Chair of the Committee shall be up to four years.

3.	Meetings

Number of Meetings

The Committee shall meet at least quarterly and otherwise may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer, President or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be available to the other members of the Board. However, the Chair shall report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each meeting of the Audit Committee. Other Board members are also entitled to attend meetings of the Audit Committee, with notice to the Chair. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold meetings, or portions of meetings, at which management is not present.

The Committee shall meet at least quarterly with the auditors without the presence of management.

Access to Management

The Committee shall have regular access to the Company’s management and employees and the books and records of the Company.

Consultation

The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Committee, for the services of these advisors. The Committee shall also be permitted to communicate directly with the internal audit staff of the Company and entities controlled by the Company (together, the “Company Group”) (if any) and the auditors.

4.	Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by (i) any exchange upon which securities of the Company are traded, or (ii) any governmental or regulatory body exercising authority over the Company, in each case, as are in effect from time to time (collectively, the “Applicable Requirements”) including the functions and responsibilities set out in applicable securities laws and stock exchange requirements and guidance .

Financial Executives

The Committee shall review and discuss with management and the Board the appointment and/or removal of the Chief Financial Officer and Chief Internal Auditor and recommend qualified candidates to the Board, as appropriate.

Financial Reports

(a)	General

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements. The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures.

(b)	Review of Annual Financial Reports

Prior to public release, the Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). At the Committee meeting at which the Company’s annual statements are to be reviewed, the Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the annual statements and the results of the audit including, but not limited to information concerning:

1.	the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting;

2.	accounting policies, judgments and estimates used by management;

3.	areas of audit emphasis;

4.	applicable regulatory compliance; and

5.	independence of auditors.

After completing its review, if advisable, the Audit Committee shall approve, and recommend for Board approval, the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A. The review by the Committee shall be completed prior to the issuance of a press release respecting the interim financial results. The Committee shall meet, in person, with representatives of the auditors and with the Company management to obtain information regarding the interim statements and to discuss the results of their preparation and review. At each meeting, the Committee will request that the auditors communicate to the Committee their findings based on the interim procedures performed by the auditors. In addition, the Committee will request that the auditors communicate any findings which would modify or change the report provided by the auditors to the Committee in connection with the Company’s last annual statements.

(d)	Review Considerations

In addition to the procedures referred to above, when conducting its review of the annual financial statements or the interim financial statements, the Audit Committee may:

(i)	receive a report from internal legal counsel, as requested, regarding any litigation claim or other contingency that could have a material effect on the financial statements;

(ii)	review the status of accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(iii)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards;

(iv)	review any material changes in accounting policies and any significant changes or developments in accounting practices, independence standards and reporting practices and their impact on the financial statements as presented by management;

(v)	review with management and the auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(vi)	receive and review a report from management or internal audit on the effectiveness of financial disclosure procedures and internal controls over financial reporting;

(vii)	review any problems experienced by the auditors in performing the annual audit or quarterly procedures, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(viii)	obtain an explanation from management of all significant variances between comparative reporting periods;

(ix)	review the post-audit or management letter, containing the recommendations of the auditors, and management’s response and subsequent follow up to matters raised by the auditors;

(x)	review “whistleblowing” complaints received by Lead Director;

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors or management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements; and

(xii)	review interim and annual chief executive officer and chief financial officer certifications on financial statements and controls required by National Instrument 52-110 – Audit Committees.

(e)	Approval of Other Financial Disclosures

Prior to public release, the Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, publicly disseminated, other than press releases regarding monthly sales.

Annual Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as the Governance, Human Resources, and Compensation Committee deems appropriate.

Other

The Audit Committee or the Chair shall be available to review with management and the auditors any material accounting and financial issues affecting the Company not resolved during annual and quarterly reviews.

Managing the Relationship with the Auditors

(a)            Appointment and Compensation

The Audit Committee shall select and recommend to the Board for shareholder approval the appointment of the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(b)	Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management of the Company and the auditors as to financial reporting matters brought to its attention.

(c)	Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee. The Committee shall ensure that the Company requires and instructs the auditors to report directly to the Committee.

(d)	Audit Plan

At least annually, and prior to the commencement of each audit, the Audit Committee shall review a summary of the external auditors’ annual audit plan, describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with such issues; and (iii) all relationships between the external auditor and the Company.

The Committee should report its conclusions with respect to the above matters, as well as its review of the lead partner of the external auditor, and its views on whether there should be a regular rotation of the external auditor, to the Board. The Audit Committee shall also consider and review with the auditors any material changes to the scope of the plan.

(e)	Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(f)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements.

(g)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the Company’s external auditors, including an evaluation of the lead partner(s), and discuss, if necessary, any abridgment or acceleration of the current policy of rotating lead partners of the external auditors.

(h)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

The Audit Committee shall satisfy the pre-approval requirement in the foregoing paragraph (h) if:

i)	the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company’s external auditor during the fiscal year in which the services are provided;

ii)	the Company or the relevant subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement;

iii)	the services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee, prior to the completion of the audit.

(i)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company and the mutual funds managed by the Company or its affiliates.

(j)	Communication with Internal Auditor

The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall review and approve on an annual basis the mandate and annual internal audit plan of the internal audit department and discuss with management the internal audit budget and staffing. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, reporting responsibilities and qualifications of the persons responsible for the internal audit function.

Internal Controls

(a)	General

The Audit Committee shall review the Company’s disclosure controls and procedures and internal controls over financial reporting.

(b)	Establishment, Review and Approval

The Audit Committee shall oversee management’s design, implementation and maintenance of appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure controls and procedures, and review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls; and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	the Company’s fraud prevention and detection procedure, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(iv)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls and procedures.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The details of such whistleblower procedures will be described in the Company’s Code of Business Conduct and Ethics and available on the employee website.

Audit Committee Disclosure

The Audit Committee shall approve any audit committee disclosures required by Applicable Requirements to be included in the Company’s disclosure documents.

Enterprise Risk Management Oversight

The Committee shall meet regularly with the Company’s Chief Executive Officer and President and shall review periodically with management the Company’s systems to monitor and manage major business risks and legal and ethical compliance programs. The Committee shall receive regular reports on compliance systems and procedures and reports on the Company’s risk management policies and procedures.

The Committee shall meet regularly with the Company’s Chief Risk Officer and other key risk personnel and shall review an Annual Risk Report from the Chief Risk Officer.

The Committee shall review reports from the Company’s Chief Technology Officer and shall review, at least annually, the Company’s cybersecurity program and the approach of management to cyber-related risks.

The Committee shall review and recommend to the Board for approval the risk related disclosure in the Company’s annual information form, financial statements and related management’s discussion and analysis.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company’s Corporate Secretary, Chief Legal Officer and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with applicable law and management’s plans to remediate any deficiencies identified.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this Charter as the Audit Committee deems appropriate.

5.	Charter Review

The Committee shall review and update this Charter annually and present it to the Board for approval.

6.	No Rights Created

This Charter is a statement of broad policies and is intended as a component of the governance framework within which the Committee assists the Board in directing the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.